UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 01, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.
EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 July 2016
Exhibit No. 2	Holding(s) in Company dated 01 July 2016
Exhibit No. 3	Director/PDMR Shareholding dated 01 July 2016
Exhibit No. 4	Publication of Final Terms dated 08 July 2016
Exhibit No. 5	Block listing Interim Review dated 13 July 2016
BARCLAYS PLC
(Registrant)

Date: August 01, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)
Date: August 01, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

1 August 2016

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 June 2016, Barclays PLC's issued share capital consists of 16,913,000,963 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,913,000,963) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached:	Barclays Plc GB0031348658
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to thenotification obligation:	Norges Bank
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction and date onwhich the threshold is crossed orreached:	28 June 2016
6. Date on which issuer notified:	30 June 2016
7. Threshold(s) that is/are crossed orreached:	Above 3%

8. Notified details:
A: Voting rights attached to shares
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction		Resulting situation after the triggering transaction
NumberofShares		NumberofVotingRights	Numberof shares	Number of votingrights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB0031348658	506,348,359	506,348,359	512,348,359	512,348,359		3.03%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate	Exercise/ Conversion Period		Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
N/A	N/A	N/A		N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date	Exercise/Conversion period	Number of voting rights instrument refers to		% of voting rights
N/A	N/A	N/A	N/A	N/A		Nominal	Delta
						N/A	N/A

Total (A+B+C)
Number of voting rights				Percentage of voting rights
512,348,359				3.03%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable:
N/A

Proxy Voting:
10. Name of the proxy holder:	Norges Bank
11. Number of voting rights proxy holder will ceaseto hold:	N/A
12. Date on which proxy holder will cease to holdvoting rights:	N/A

13. Additional information:	None
14. Contact name:	Sai Aanandha Shankhar
15. Contact telephone number:	+47 2407 3134

Exhibit No. 3

1 July 2016
Barclays PLC
Director/PDMR shareholding

Barclays PLC (the "Company") announces that on 30 June 2016 it was notified by the trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "Trustee") that on 30 June 2016 the Trustee had delivered ordinary shares in the Company with a nominal value of 25 pence each (the "Shares") to the Persons Discharging Managerial Responsibility ("PDMRs") as set out in the table below. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay ("RBP") component of PDMRs' fixed remuneration for the three month period to 30 June 2016. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).
PDMR	Number of Shares received	Number of Shares sold to cover tax liability
Paul Compton	116,738	54,867
Amer Sajed	62,336	23,391
CS Venkatakrishnan	197,817	92,975

The market price of the Shares was £1.392 and the place of trading of the Shares was the London Stock Exchange.
This disclosure is made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4R
Note:
1.     Tax liabilities on the Shares were met in cash and the number of Shares actually received by each individual was reduced by the value required to meet those tax liabilities.

For further information please contact:
Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 4

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of US$ 100,000,000 5.10 per cent. Notes due July 2041 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6665D_-2016-7-8.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.
The Final Terms referred to above must be read in conjunction with the base prospectus dated 4 August 2015, as supplemented by the prospectus supplements dated 30 October 2015, 4 March 2016 and 29 April 2016, each relating to the above programme (the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).
THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.
Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.
Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.
You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.
The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.
Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 5

BLOCK LISTING SIX MONTHLY RETURN

Date: 13 July 2016

Name of applicant:	BARCLAYS PLC
Period of return:	From 1 January 2016 – 30 June 2016
Name of scheme:	Renewed 1981 & 1991 SAYE Share Option Scheme	Barclays Group Share Incentive Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Class of unallotted securities	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each
Balance of unallotted securities under scheme(s) from previous return:	26,609,189	19,026,648	55,827,848	26,941,325
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0	0	23,000,000†	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	8,781,252	11,170,404	70,083,196	916,804
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	17,827,937	7,856,244	8,744,652	26,024,521
Name of contact:	Ines Watson
Telephone number of contact:	020 7116 3882

† This figure includes a block listing of ordinary shares to be admitted to the Official List and to trading on 14 July 2016.